[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 1 2013
WASH. D.C.
193

OD 11/22/13

SECU[barcode]SION

13026132

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue Suite 902	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 11/22/13

JA 11/26/13

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments, Inc., as of November 15, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA WALLENGREN
Notary Public - State of Florida
My Comm. Expires Jun 18, 2016
Commission # EE 203846

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2013

with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Index to Financial Statements and Supplemental Information

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of vFinance Investments, Inc. (a wholly owned subsidiary of National Holdings Corporation)

Report on the Financial Statements

We have audited the accompanying financial statements of vFinance Investments, Inc. (a Florida corporation), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission Regulation 1.10 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

New York, NY Washington DC Mumbai, India Boca Raton, FL San Francisco, CA Long Island, NY Beijing, China

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the computation of net capital and aggregate indebtedness under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness under Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in computation of net capital and aggregate indebtedness under Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM LLP

New York, NY
November 15, 2013

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)
Statement of Financial Condition
September 30, 2013

Current Assets:		
Cash and cash equivalents	$	2,104,587
Cash deposits with clearing organizations		806,088
Due from clearing organizations		134,927
Marketable securities owned - at market value		177,288
Non-marketable securities owned - at market value		9,421
Employee and other receivables		110,256
Prepaid expenses		41,138
Total Current Assets		3,383,705
Non-Current Assets		
Furniture and Equipment, net of accumulated deprecation of $494,294		4,242
Due from parent		459,386
Other assets		5,603
Total Non-Current Assets		469,231
Total Assets	$	3,852,936
Liabilities and Shareholder's Equity		
Current Liabilities:		
Due to clearing organization	$	12,500
Securities sold, not yet purchased		14,553
Accrued commissions and payroll payable		413,932
Accounts payable and accrued expenses		304,769
Deferred clearing credit		97,718
Total Current Liabilities		843,472
Non-Current Liabilities		
Due to affiliates		15,502
Deferred clearing credit		40,716
Total Liabilities		899,690
Shareholder's Equity		
Common Stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		2,581,185
Retained earnings		372,051
Total Shareholder's Equity		2,953,246
Total Liabilities and Shareholder's Equity	$	3,852,936

See accompanying notes

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations

Year ended September 30, 2013

Revenues:		
Commissions	$	2,306,361
Net dealer inventory gains		10,774,737
Interest and dividend income		128,248
Transfer fees and clearing services		292,134
Other revenue		68,346
Total Revenues		**13,569,826**
Operating expenses:		
Commissions, compensation and fees		9,530,474
Clearing fees		1,160,717
Communications		1,121,245
Occupancy, equipment and other administrative expenses		511,050
Professional fees		218,582
Taxes, licenses and registration fees		121,910
Total operating expenses		**12,663,978**
Net operating income		**905,848**
Other income and expense		
Interest expense		12,537
Total other expense		**12,537**
Net income before income taxes		**893,311**
Income Taxes		
Current income tax expense		253,112
Net income	**$**	**640,199**

See accompanying notes

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Shareholder's Equity

For the Year ended September 30, 2013

	Common Stock		Additional Paid - in Capital	Retained Earnings / Accumulated Deficit	Total
	Shares	Amount			
Balance, September 30, 2012	1,000	$ 10	$ 2,581,185	$ (268,148)	$ 2,313,047
Net income	-	-	-	640,199	640,199
Balance, September 30, 2013	1,000	$ 10	$ 2,581,185	$ 372,051	$ 2,953,246

See accompanying notes

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)
Statement of Cash Flows
For the Year ended September 30, 2013

OPERATING ACTIVITIES		
Net income	$	640,199
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,241
Compensatory element of common stock option issuances		15,143
Changes in operating assets and liabilities, net		
Deposits with clearing organizations		(21)
Receiviables from broker dealers and clearing organizations and others		377,757
Employee and other receivable		(94,627)
Securities owned - Marketable, at market value		500,635
Other assets		1,786
Prepaid expenses		52,115
Accounts payable, accrued expenses and other liabilities		(827,737)
Deferred clearing costs		(112,499)
Payable to clearing organizations		(106,114)
Securities sold, but not yet purchased		13,129
Net cash provided by operating activities		465,007
INVESTING ACTIVITIES		
Non-marketable securities owned at market value		(1,546)
Sale of furniture and equipment		21,387
Net cash provided by financing activities		19,841
FINANCING ACTIVITIES		
Proceeds from affiliate		15,502
Due from Parent		(20,147)
Due from affiliates		3,255
Net cash used in financing activities		(1,390)
Cash at beginning of year		**1,621,129**
Net increase in cash		**483,458**
Cash at end of year	**$**	**2,104,587**
Cash Paid for:		
Income Taxes	$	-
Interest	$	12,537

See accompanying notes

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements

September 30, 2013

Note 1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of National Holdings Corporation) is a broker dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company has corporate offices in New York, New Jersey and Florida. The Company's core business activity is making markets in approximately 5,900 micro-cap, small cap, NASDAQ and NYSE Listed stocks. The Company also trades in United States Treasury securities and investment grade municipal securities. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

Effective February 1, 2010, vFinance Investments entered into a new clearing agreement with National Financial Services. The agreement is for a 5 year term, and contained standard language and costs associated with a fully disclosed clearing agreement. This agreement called for the payment of two "Clearing fee rebates" up to a maximum of $250,000 each to be issued in the first three months and again after the one year anniversary. The Company reached this limit by April 2010 and March 31, 2011 and is amortizing these reductions of its clearing costs over the life of the clearing arrangement. As of September 30, 2013, the Company had approximately $138,000 of deferred clearing credit of which $40,716 is a long term liability.

In December 2012, upon approval from FINRA, vFinance Investments transferred all of its retail brokers to National Securities Corporation, an affiliated entity, in an effort to consolidate its retail business activity into the Company that was best suited to deal with the retail activity and to reduce overhead.

In December 2012, upon approval from FINRA, vFinance Investments, Inc. acquired the trading activities of EquityStation, Inc., in an effort to better supervise activity and control costs. Due to deteriorating market conditions, all EquityStation activity ceased in July 2013.

In October 2013, vFinance Investments notified COR Clearing, LLC, in accordance with Section 10.2 of its clearing agreement dated February 9, 2006 of its intent to not renew it clearing agreement for another 24 months. As a result of the transfer of the Company's retail brokers to its affiliate National Securities Corporation, in December 2012, the Company no longer required the services of COR.

RETAIL BROKERAGE BUSINESS: In November 2012 vFinance Investments transferred all of its retail brokers to National Securities Corporation, an affiliated entity, in an effort to consolidate its retail business activity into the Company that was best suited to deal with the retail activity.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Description of Business **(Continued)**

NET DEALER INVENTORY GAINS: The Company offers wholesale market-making services to its retail brokerage division as well as corporate and financial institutions. The Company makes markets in approximately 5,900 micro-cap, small cap, NASDAQ and NYSE Listed stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions. The Company also trades US Treasury securities and municipal securities primarily in the institutional marketplace.

CLEARING BROKER: vFinance Investments, Inc. does not hold customer funds or securities. The Company currently utilizes four clearing firms to clear the various business lines it engages in. These clearing relationships are on a fully disclosed basis with National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company, Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), a wholly owned subsidiary of Industrial and Commercial Bank of China, LTD. (formerly known as Fortis Securities LLC, a division of Fortis Bank, NV), COR Clearing ("COR") (formerly known as Legent Clearing LLC) and Rosenthal Collins Clearing.

The Company's clearing firms process securities transactions for the Company and the accounts of its customers for which it pays a clearing fee. The Company may also pay transaction charges for other services including but not limited to billing, credit extension, control and receipt and custody and delivery of securities. According to the terms of these agreements between vFinance Investments and its clearing firms, vFinance Investments has agreed to indemnify and hold each harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and a clearing firm satisfies such a customer obligation, vFinance Investments would be obligated to indemnify the clearing firm for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. We may have established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings where necessary in accordance with GAAP. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of September 30, 2013, we accrued approximately $30,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Concentrations of Credit Risk

As of September 30, 2013, all cash balances in banks were fully insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparty.

Market Risk

The investments of the Company are subject to normal market fluctuations and other risks inherent in investing in securities and there can be no assurance that any appreciation in value will occur. The value of investments can fall as well as rise and investors may not realize the amount that they invest.

Entering into Short Positions

A short sale involves the sale of a security that is not owned in the expectation of purchasing the same security (or a security exchangeable) at a later date at a lower price. A short sale involves the risk of a theoretically unlimited increase in the market price of the security that would result in a theoretically unlimited loss, although this potential loss is mitigated in the case of debt securities by the nature of such securities.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's net operating loss carry forwards may be limited due to changes in ownership in accordance with IRC Section 382.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year ended September 30, 2013 totaled $5,241.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non-Marketable Securities

The Company's positions in marketable and non-marketable securities consist of positions within its proprietary trading accounts as well as equity instruments received as compensation for past investment banking services. Such investments are classified as marketable securities and non-marketable securities on the accompanying statement of financial condition. The liquidity and restrictions of a particular position (if any) determines if the asset is classified as marketable or non-marketable.

Trading account assets consist of marketable equity securities and marketable municipal debt securities and are stated at market value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized as net dealer inventory gains in the statement of operations when the security is sold and interim unrealized profits and losses are recorded in a similar fashion as the positions are always marked to market.

Non-marketable securities include restricted common stock. These instruments are stated at market value. Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year.

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair market value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities owned and securities sold, not yet purchased at September 30, 2013 consist of the following:

	Owned	Sold, not yet purchased
Corporate stocks	177,288	14,553
Non-marketable stocks	9,421	-
Total	**$ 186,709**	**$ 14,553**

Investments in not readily marketable securities at September 30, 2013 consisted of $9,421 of restricted securities and securities not having a ready market.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non-Marketable Securities **(Continued)**

To determine the fair value of the Company's assets, professional standards for Fair Value Measurements are used. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non-marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

Securities Transactions

Securities owned at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 177,288	$ -	$ -	$ 177,288
Non marketable stocks	-	9,421	-	9,421
	$177,288	**$ 9,421**	**$ -**	**$186,709**

Securities sold, not yet purchased at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 14,553	$ -	$ -	$ 14,553
	$14,553	**$ -**	**$ -**	**$14,553**

Financial Instruments with Off-Balance Sheet Risk

Proprietary securities transactions in regular-way trades are accrued and recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Note 1. Significant Accounting Policies and Other Matters (Continued)

***Financial Instruments with Off-Balance Sheet Risk* (Continued)**

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer and therefore the Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on trade date basis. The Company also earns revenue from investment banking and consulting. For the year ended September 30, 2013, the Company recognized no revenue in connection with the receipt of equity securities primarily due to having moved its banking activities over to its affiliate National Securities Corporation.

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for investment banking services performed in prior years. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued if there is an intrinsic value and when the underlying shares are registered, using the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. The Company recorded $1,654 in realized gains in connection with the sale of such securities and a net unrealized loss of approximately $5,794 in connection with changes in the value. Net realized and unrealized gains and losses are recognized in the statement of operations as either increases or decreases to success fee revenues, a component of Other Revenue.

Note 2: Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

The Company does not have any deferred tax assets or liabilities at September 30, 2013.

The Company's deferred tax assets and liabilities at September 30, 2013 were as follows:

Reserves	$	38,000
Net deferred tax asset	$	38,000
Deferred tax liability/mark to market	$	(38,000)
Net deferred tax assets/liabilities		-

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	35.0%
Permanent differences	3.5%
State statutory income tax rate, Net of federal tax Benefit	4.9%
Utilization of deferred tax assets	-15.1%
Income tax at the effective Tax Rate	28.3%

During the fiscal year ended September30, 2013, the Company's valuation allowance decreased by approximately $140,000. Consolidated operating loss carry forwards, if any, may be limited due to changes in ownership in accordance with IRC Section 382.

The Company is using deferred tax assets (net operating losses) from its parent company and other entities included in the parent's consolidated tax return to offset the income tax expense which would otherwise be payable to the governmental entities. Accordingly, the amount of the income tax expense of $253,112 was offset against Due from affiliates at September 30, 2013.

The Company's operations were included and reported in the consolidated tax return of its parent, National Holdings Corporation for the tax year ending September 30, 2008. The group's consolidated tax return for that tax year is currently under examination by the Internal Revenue Service. The Company and management of the parent company do not believe that the consolidated tax return being examined contains any significant errors, omissions, material misstatements, or unsustainable tax positions that could subject it to an assessment of tax, penalties and interest. Accordingly, the Company has not recorded any liability, including contingent liabilities, or adjusted its tax provision, including deferred tax assets and the valuation allowance to reflect the possibility of a proposed adjustment.

Note 3. Commitments and Contingencies

FINRA Arbitration

The Company has been named in several customer arbitrations alleging violations of securities laws and FINRA rules. Some of these actions have not been settled as of September 30, 2013. Management intends to vigorously defend against these claims. The accompanying financial statements do not include any accrual for estimated losses or expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles).

As of the date of this report, claims for such arbitrations total approximately $550,000 but management does not believe the exposure for such claims is material, and Errors and Omission insurance will provide coverage if and when the Company is unsuccessful at defending itself against these claims. As these cases have not yet entered the discovery phase, the Company has made no accruals for any costs associated with these cases.

Civil Action

Plaintiff Valentin R. Gonzalez ("Gonzalez") commenced a civil action (during May 2012) on behalf of himself and all others similarly situated against vFinance Investments, Inc. ("vFinance"). The Complaint alleges vFinance violated the Fair Labor Standards Act ("FLSA") in that Gonzalez and other affiliated stockbrokers were employees and should be entitled to be paid the federal minimum wage for all hours worked and at least one-and-one-half times their regular rates for work in excess of forty (40) hours per workweek. The Complaint asserts various causes of action under the FLSA for minimum wage claims, overtime violations and impermissible wage deductions. Plaintiff seeks a designation of this action as a class action pursuant to Federal Rules of Civil Procedure 23 and for an award of damages subject to proof, including liquidated damages, plus interest, fees and costs all in undisclosed amounts. vFinance timely responded to the Complaint. Exchange of discovery is ongoing between the parties. vFinance believes it has meritorious defenses to the claims raised and will defend the matter vigorously at a jury trial on the merits.

Note 4. Related Party Transactions

The Company entered into a service agreement in July 2011 with its parent, National Holdings Corporation, whereby the Company agrees to make monthly payments of approximately $90,000 to the affiliate. In return, National Holdings Corporation provides the Company with certain consideration including insurance and benefits coverage, rent and utilities, communications services, equipment leases travel costs and other services. During the fiscal year ended September 30, 2013, the Company had paid approximately $1,076,000 to its affiliate related to this agreement.

Note 4. Related Party Transactions (Continued)

The Company entered into a service agreement in January 2012 with its affiliate, National Securities Corporation, whereby the Company agrees to make monthly payments of approximately $33,000 to the affiliate. In return, National Securities Corporation provides the Company with certain services including Executive, Compliance, Operations, Retail Administrative support, Supervision, Market Strategy and Registrations services. During the fiscal year ended September 30, 2013, the Company had paid approximately $100,400 to its affiliate related to this agreement.

The Company entered into a new service agreement replacing the aforementioned agreement, in January 2013 with its affiliate, National Securities Corporation, whereby the Company agrees to make monthly payments of approximately $12,000 to the affiliate. In return, National Securities Corporation provides the Company with certain services including Accounting, Compliance, Registrations, Supervision, Information Technology, Human Resources and Corporate Administrative support services. During the fiscal year ended September 30, 2013, the Company had paid approximately $108,000 to its affiliate related to this agreement.

The Company entered into a service agreement in January 2012 with its affiliate, National Securities Corporation, whereby National Securities agrees to make monthly payments of approximately $90,000 to vFinance Investments, Inc. In return, vFinance Investments provides National Securities with certain services including Accounting, Information Technology, Human Resources, Executive, Compliance and Operations services. During the fiscal year ended September 30, 2013, National Securities had paid the Company approximately $305,000 related to this agreement.

The Company entered into a new service agreement replacing the aforementioned agreement, in January 2013 with its affiliate, National Securities Corporation, whereby National Securities agrees to make monthly payments of approximately $4,700 to vFinance Investments, Inc. In return, vFinance Investments provides National Securities with certain services including Compliance, Operations and Trading support. During the fiscal year ended September 30, 2013, National Securities had paid the Company approximately $42,500 related to this agreement.

In 2012, the Company terminated a tri-party clearing agreement with its affiliate EquityStation. In December 2012 the business activities of EquityStation, and affiliated entity, were transferred to vFinance Investments, and therefore as of September 30, 2013, the Company had no payable to EquityStation.

Note 5. Liabilities Subordinated to the Claims of General Creditors

At September 30, 2013 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Note 6. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by its parent National Holdings Corporation in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2013, the Company had net capital of $2,288,510 which was $1,288,510 in excess of its required net capital of $1,000,000. In October 2013, the Company distributed equity capital to its Parent in the amount of $500,000. The SEC, FINRA and NFA were all notified of this distribution in accordance with applicable rules and regulations.

The Company's percentage of aggregate indebtedness to net capital was 52.9%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts.

NOTE 8: Subsequent Events

In October 2013, the Company distributed equity capital to its Parent in the amount of $500,000. The SEC, FINRA and NFA were all notified of this distribution in accordance with applicable rules and regulations.

The Company has evaluated subsequent events through November 15, 2013, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2013

Total shareholder's equity	$ 2,953,246
Deductions and/or charges:	
Non-allowable assets:	
Investments under restriction	9,421
Employee receivable	110,256
Prepaid expenses	41,138
Due from affiliates	459,386
Other assets	5,603
Furniture and equipment – net of depreciation	4,242
Total non-allowable assets	630,046
Other deductions and/or charges:	
Blockage deductions	9,526
Net capital before haircuts on securities positions	2,313,674
Haircuts on securities:	
Other securities	25,164
Total haircuts on securities	25,164
Net capital	2,288,510
Required minimum capital	1,000,000
Excess net capital	$ 1,288,510
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 885,137
Other unrecorded amounts for arbitrations and legal matters	325,000
Total Aggregate Indebtedness	$ 1,210,137
Percentage of Aggregate Indebtedness to Net Capital	52.9%
Reconciliation:	
Net capital, per unaudited September 30, 2013 FOCUS report, as filed	$ 1,288,510
Net audit adjustments	
Net capital, per September 30, 2013 audited report, as filed	$ 1,288,510

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of vFinance Investments, Inc. (a wholly owned subsidiary of National Holdings Corporation)

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (a wholly owned subsidiary of National Holdings Corporation) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered vFinance Investments, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of vFinance Investments, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of vFinance Investments, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission Regulation 1.16, we have made a study of the practices and procedures followed by vFinance Investments, Inc.'s including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because vFinance Investments, Inc.'s does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the company that we considered relevant to the following objectives stated Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of vFinance Investments, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission (CFTC) previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that vFinance Investments, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at November xx, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and or Regulation 1.16 under the CEAct in their regulation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
November 15, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050896 FINRA SEP
VFINANCE INVESTMENTS INC
1200 NORTH FEDERAL HIGHWAY
SUITE 400
BOCA RATON FL 33432

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ALAN LEVIN

2. A.	General Assessment (item 2e from page 2)	$ 32,265
B.	Less payment made with SIPC-6 filed (**exclude interest**) June 4, 2013 (Date Paid)	(19,686)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	-
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 12,579
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 12,579	
H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VFINANCE INVESTMENTS INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 29th day of October, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning [illegible] and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,926,714
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	27,565
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	5,794
Total additions	33,359
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,885
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	607,668
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): **Dollar for dollar reimbursement for services provided to affiliate** (Deductions in excess of $100,000 require documentation)	356,891
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $12,537	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $62,617	
Enter the greater of line (i) or (ii)	62,617
Total deductions	1,054,061
2d. SIPC Net Operating Revenues	$ 12,906,012
2e. General Assessment @ .0025	$ 32,265
	(to page 1, line 2.A.)

2

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of vFinance Investments, Inc. (a wholly owned subsidiary of National Holdings Corporation)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by vFinance Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating vFinance Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. vFinance Investments, Inc.'s management is responsible for vFinance Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
November 15, 2013